Mail Stop 4561

March 17, 2009

Mark E. Ties
Chief Financial Officer
XATA Corporation
965 Prairie Center Drive
Eden Prairie, MN 55344

        Re: XATA Corporation
              Revised Preliminary Proxy Statement on Schedule 14A
              Filed March 13, 2009
              File No. 000-27166

Dear Mr. Ties:

        We have completed our review of your revised filing and have no further comments at this time.

                                         Sincerely,

                                         David L. Orlic
                                       Special Counsel